Filed by Shire plc

pursuant to Rule 425 under the Securities Act

of 1933 and deemed filed pursuant to

Rule 14a-12 of the Securities Exchange

Act of 1934

Subject Company: Baxalta Incorporated

Commission File No. 001-36782

Forward-Looking Statements

Statements included herein that are not historical facts, including without limitation statements concerning our proposed business combination with Baxalta Incorporated (“Baxalta”) and the timing and financial and strategic benefits thereof, our 20x20 ambition that targets $20 billion in combined product sales by 2020, as well as other targets for future financial results, capital structure, performance and sustainability of the combined company, the combined company’s future strategy, plans, objectives, expectations and intentions, the anticipated timing of clinical trials and approvals for, and the commercial potential of, inline or pipeline products are forward-looking statements. Such forward-looking statements involve a number of risks and uncertainties and are subject to change at any time. In the event such risks or uncertainties materialize, Shire’s results could be materially adversely affected. The risks and uncertainties include, but are not limited to, the following:

•                  the proposed combination with Baxalta may not be completed due to a failure to satisfy certain closing conditions, including any shareholder or regulatory approvals or the receipt of applicable tax opinions;

•                  disruption from the proposed transaction with Baxalta may make it more difficult to conduct business as usual or maintain relationships with patients, physicians, employees or suppliers;

•                  the combined company may not achieve some or all of the anticipated benefits of Baxalta’s spin-off from Baxter International, Inc. (“Baxter”) and the proposed transaction may have an adverse impact on Baxalta’s existing arrangements with Baxter, including those related to transition, manufacturing and supply services and tax matters;

•                  the failure to achieve the strategic objectives with respect to the proposed combination with Baxalta may adversely affect the combined company’s financial condition and results of operations;

•                  products and product candidates may not achieve commercial success;

•                  product sales from ADDERALL XR and INTUNIV are subject to generic competition;

•                  the failure to obtain and maintain reimbursement, or an adequate level of reimbursement, by third-party payers in a timely manner for the combined company’s products may affect future revenues, financial condition and results of operations, particularly if there is pressure on pricing of products to treat rare diseases;

•                  supply chain or manufacturing disruptions may result in declines in revenue for affected products and commercial traction from competitors; regulatory actions associated with product approvals or changes to manufacturing sites, ingredients or manufacturing processes could lead to significant delays, an increase in operating costs, lost product sales, an interruption of research activities or the delay of new product launches;

•                  the successful development of products in various stages of research and development is highly uncertain and requires significant expenditures and time, and there is no guarantee that these products will receive regulatory approval;

•                  the actions of certain customers could affect the combined company’s ability to sell or market products profitably, and fluctuations in buying or distribution patterns by such customers can adversely affect the combined company’s revenues, financial condition or results of operations;

•                  investigations or enforcement action by regulatory authorities or law enforcement agencies relating to the combined company’s activities in the highly regulated markets in which it operates may result in significant legal costs and the payment of substantial compensation or fines;

•                  adverse outcomes in legal matters and other disputes, including the combined company’s ability to enforce and defend patents and other intellectual property rights required for its business, could have a material adverse effect on the combined company’s revenues, financial condition or results of operations;

•                  Shire is undergoing a corporate reorganization and was the subject of an unsuccessful acquisition proposal and the consequent uncertainty could adversely affect the combined company’s ability to attract and/or retain the highly skilled personnel needed to meet its strategic objectives;

•                  failure to achieve the strategic objectives with respect to Shire’s acquisition of NPS Pharmaceuticals Inc. or Dyax Corp. (“Dyax”) may adversely affect the combined company’s financial condition and results of operations;

•                  the combined company will be dependent on information technology and its systems and infrastructure face certain risks, including from service disruptions, the loss of sensitive or confidential information, cyber-attacks and other security breaches or data leakages that could have a material adverse effect on the combined company’s revenues, financial condition or results of operations;

•                  the combined company may be unable to retain and hire key personnel and/or maintain its relationships with customers, suppliers and other business partners;

•                  difficulties in integrating Dyax or Baxalta into Shire may lead to the combined company not being able to realize the expected operating efficiencies, cost savings, revenue enhancements, synergies or other benefits at the time anticipated or at all; and

other risks and uncertainties detailed from time to time in Shire’s, Dyax’s or Baxalta’s filings with the Securities and Exchange Commission (“SEC”), including those risks outlined in “Item 1A: Risk Factors” in Shire’s and Baxalta’s Annual Reports on Form 10-K for the year ended December 31, 2015.

All forward-looking statements attributable to us or any person acting on our behalf are expressly qualified in their entirety by this cautionary statement. Readers are cautioned not to place undue reliance on these forward-looking statements that speak only as of the date hereof. Except to the extent otherwise required by applicable law, we do not undertake any obligation to republish revised forward-looking statements to reflect events or circumstances after the date hereof or to reflect the occurrence of unanticipated events.

Additional Information

This communication does not constitute an offer to buy or solicitation of any offer to sell securities or a solicitation of any vote or approval. It does not constitute a prospectus or prospectus equivalent document. This communication relates to the proposed business combination between Shire and Baxalta. The proposed combination will be submitted to Shire’s and Baxalta’s shareholders for their consideration and approval.

In connection with the proposed combination, Shire and Baxalta filed relevant materials with (i) the SEC, including a Shire registration statement on Form S-4 that includes a proxy statement of Baxalta and a prospectus of Shire, and (ii) the Financial Conduct Authority (FCA) in the UK, including a prospectus relating to Shire ordinary shares to be issued in connection with the proposed combination and a circular to the shareholders of Shire. Baxalta will mail the proxy statement/prospectus to its shareholders and Shire will mail the circular to its

2

shareholders. This communication is not a substitute for the registration statement, proxy statement/prospectus, UK Prospectus, circular or other document(s) that Shire and/or Baxalta filed with the SEC or the FCA in connection with the proposed transaction.

INVESTORS AND SECURITY HOLDERS OF SHIRE AND BAXALTA ARE URGED TO READ CAREFULLY THE REGISTRATION STATEMENT,PROXY STATEMENT/PROSPECTUS AND OTHER DOCUMENTS FILED WITH THE SEC AND THE UK PROSPECTUS AND CIRCULAR BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION ABOUT SHIRE, BAXALTA AND THE PROPOSED TRANSACTION. Investors and security holders may obtain free copies of these documents and other related documents filed with the SEC at the SEC’s web site at www.sec.gov. Investors may request copies of the documents filed with the SEC by Shire by directing a request to Shire’s Investor Relations department at Shire plc, Attention: Investor Relations, 300 Shire Way, Lexington, MA 02421 or to Shire’s Investor Relations department at +1 484 595 2220 in the U.S. and +44 1256 894157 in the UK or by email to investorrelations@shire.com.  Investors may request copies of the documents filed with the SEC by Baxalta by directing a request to Mary Kay Ladone at mary.kay.ladone@baxalta.com or (224) 948-3371.

The statements in this presentation are Shire’s statements and not those of Baxalta or any third party.

Certain Information Regarding Participants

Shire, Baxalta and their respective directors and executive officers may be deemed participants in the solicitation of proxies in connection with the proposed transaction. You can find information about Shire’s directors and executive officers in Shire’s Annual Report on Form 10-K for the year ended December 31, 2015, which was filed with the SEC on February 23, 2016. You can find information about Baxalta’s directors and executive officers in Baxalta’s Annual Report on Form 10-K for the year ended December 31, 2015, which was filed with the SEC on March 3, 2016. Additional information regarding the special interests of these directors and executive officers in the proposed transaction will be included in the registration statement, proxy statement/prospectus or other documents filed with the SEC if any when they become available. You may obtain these documents (when they become available) free of charge at the SEC’s web site at www.sec.gov and from Investor Relations at Shire or Baxalta as described above.

This communication shall not constitute an offer to sell or the solicitation of an offer to buy any securities, nor shall there be any sale of securities in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction. No offering of securities shall be made except by means of a prospectus meeting the requirements of Section 10 of the U.S. Securities Act of 1933, as amended.

Trademarks

Shire owns or has rights to use the trademarks, service marks and trade names that it uses in conjunction with the operation of its business. Some of the trademarks that Shire owns or has the rights to use that are referenced in this communication include: ADDERALL XR, CINRYZE, ELAPRASE, FIRAZYR, GATTEX/REVESTIVE, INTUNIV, LIALDA, NATPARA, REPLAGAL, PENTASA, VPRIV, VYVANSE and XAGRID.  Baxalta states that it owns or has the right to use certain trademarks referenced in this communication, including: ADVATE, ADYNOVATE, ARALAST, FEIBA, FLEXBUMIN, GAMMAGARD, GAMMAGARD LIQUID, GLASSIA, HYQVIA, OBIZUR, ONCASPAR, ONIVYDE, RECOMBINATE, RIXUBIS and SUBCUVIA, which may be registered or used in the United States and other jurisdictions.

3

Basis of Forecasts

The Shire forecasts included herein are derived from Shire’s Long Range Plan (the “LRP”) and Shire papers subsequently produced as part of the business planning process.  Shire produces a long range plan annually. The LRP was updated in March 2015, as part of Shire’s annual planning cycle, and was reviewed by the Board in April 2015.  This LRP was subsequently adjusted to reflect revised expectations for SHP625 following trial results in the second quarter of 2015, the Dyax acquisition and other updates for 2015 actual performance.

The forecast product sales in this announcement are consistent with the LRP, which is at constant exchange rates, and reflects net sales for each product and key line extensions currently identified as in Phase III, Phase II and those in Phase I included in the LRP as launching before the end of 2020.

The forecast product sales included in the LRP are risk-adjusted to reflect Shire’s assessment of the individual probability of launch of products in development, and the probability of success in further life cycle management trials.  Estimates for these probabilities are based on industry wide data for relevant clinical trials in the pharmaceutical industry at a similar stage of development.

For each pharmaceutical product, there is a range of possible outcomes from clinical development, driven by a number of variables, including safety, efficacy and product labeling.  In addition, if a product is approved, the effect of commercial factors including the patient population, the competitive environment, pricing and reimbursement is also uncertain.  As a result, the actual net sales achieved by a product over its commercial life will be different, perhaps materially so, from the risk adjusted net sales figures in this announcement and should be considered in this light.

The forecast product sales for Baxalta’s included in this communication have been stated on a constant currency and risk adjusted basis.

4

Press Release

www.shire.com

NOT FOR RELEASE, PUBLICATION OR DISTRIBUTION IN WHOLE OR IN PART, IN, INTO OR FROM ANY JURISDICTION WHERE TO DO SO WOULD CONSTITUTE A VIOLATION OF THE RELEVANT LAWS OF THAT JURISDICTION. PLEASE SEE THE IMPORTANT NOTICE WITHIN THIS ANNOUNCEMENT.

18 April 2016

Shire plc
(“Shire”)

Publication of Circular, Notice of General Meeting and Prospectus and Directorate Change

Publication of Circular, Notice and Prospectus

Further to the announcement made on 11 January 2016 of the proposed combination of Shire with Baxalta Incorporated (“Baxalta”) (the “Proposed Merger” to create the “Combined Group”), Shire announces that the UK Listing Authority has approved a Class 1 Circular and a Prospectus in relation to the Proposed Merger dated 18 April 2016.

The Circular contains a notice of general meeting (the “General Meeting”) of Shire to vote on the resolutions required to approve and implement the Proposed Merger and related matters. These resolutions will require approval by a simple majority (in the case of resolutions 1 and 2, being ordinary resolutions) or 75% (in the case of resolutions 3 and 4, being special resolutions) of the Shire shareholders present and voting (in person or by proxy) at the General Meeting.

Copies of the Circular and related documents will be circulated in hard copy to those Shire shareholders who have elected to receive them in such form (and other Shire shareholders will be sent notification that the Circular and other related documents, including the Prospectus, are available online at http://investors.shire.com/shire-proposed-combination-with-baxalta).

The General Meeting will be held at 8 a.m. on 27 May 2016 at The Merrion Hotel, Merrion Street Upper, Dublin 2, Ireland.

Copies of the Circular and the Prospectus are available for inspection at Shire’s registered office at 22 Grenville Street, St Helier, Jersey JE4 8PX and at the offices of Slaughter and May, One Bunhill Row, London, EC1Y 8YY during normal business hours on any business day with effect from today and up to and including the conclusion of the Proposed Merger.

Copies are also available for inspection on the UK Listing Authority’s National Storage Mechanism at www.morningstar.co.uk/uk/NSM.

Directorate Change

Shire is also pleased to announce the conditional appointment of Gail D. Fosler and Albert P.L. Stroucken as non-executive directors of Shire, each of whom currently serves on the Board of Baxalta. These appointments are conditional upon, and will take effect from, completion of the Proposed Merger. Following Ms. Fosler and Mr. Stroucken’s appointment, the Board of the Combined Group will comprise 12 directors, including 10 non-executive directors, a majority of whom will be independent non-executive directors.

Susan Kilsby, Chairman of Shire, commented:

“Ms. Fosler and Mr. Stroucken will bring significant experience to the Shire Board, each having served as a member of the Boards of Baxalta and Baxter International Inc., as well as having distinguished personal careers. I personally look forward to working with each of them and the other members of the Shire Board to continue to deliver value to our patients, physicians, shareholders and other stakeholders as the global leader in rare diseases and other specialty conditions.”

Wayne T. Hockmeyer, Ph.D., who had previously indicated that he would be willing to serve in the role of Deputy Chairman of Shire, has elected not to serve on the Board of the Combined Group.

Wayne T. Hockmeyer, Chairman of Baxalta, commented:

“It is with significant regret that I have made the decision, due to personal and family reasons, to withdraw myself from consideration for appointment to the Board of Shire following the anticipated close of the company’s combination with Baxalta. I remain supportive and enthusiastic about the Combined Group, the talent that exists across both companies and the potential that will exist, following Completion, to help even more patients and their families.”

Ms. Kilsby further commented:

“Speaking on behalf of the Shire Board, we respect Dr. Hockmeyer’s decision to withdraw from consideration for personal reasons and wish him well.”

Details of the new Shire directors

Gail D. Fosler

Ms. Fosler is President of The GailFosler Group LLC, a strategic advisory service for global business leaders and public policy makers, which she has led since 2010. Prior to that, Ms. Fosler spent more than 20 years at The Conference Board, a global research and business membership organization, where she held several positions including President, Executive Vice President and Chief Economist. Ms. Fosler currently serves as a director of Baxalta and of Swiss Reinsurance America Corporation, and as Chairman of Deschner Corporation. Previously, Ms. Fosler served as a director of Baxter International Inc and Caterpillar Inc.

Albert P.L. Stroucken

Mr. Stroucken is Executive Chairman of Owens-Illinois Inc, a glass packaging company, having served as Chairman, President and Chief Executive Officer from 2006 until 2015. Between 1998 and 2006 Mr. Stroucken served as President and Chief Executive Officer, and then Chairman, of H.B. Fuller Company, a manufacturer of adhesives, sealants, coatings, paints and other specialty chemicals. From 1997 to 1998 he was General Manager of the Inorganics Division of Bayer AG. From 1992 to 1997 Mr. Stroucken was Executive Vice President and President of the Industrial Chemicals Division of Bayer Corporation. Mr. Stroucken currently serves as a director of Baxter International Inc and of Baxalta.

No further information is required to be disclosed in respect of the new Shire directors pursuant to Listing Rule 9.6.13R.

Enquiries:

Shire Investor Relations

Sarah Elton-Farr	seltonfarr@shire.com	+44 1256 894157

Media

Michele Galen	mgalen@shire.com	+1 781 482-1867

About Shire

Shire enables people with life-altering conditions to lead better lives.

Our strategy is to focus on developing and marketing innovative specialty medicines to meet significant unmet patient needs.

We focus on providing treatments in Rare Diseases, Neuroscience, Gastrointestinal and Internal Medicine and are developing treatments for symptomatic conditions treated by specialist physicians in other targeted therapeutic areas, such as Ophthalmics.

www.shire.com

Advisers

Evercore Partners International LLP (“Evercore”) and Morgan Stanley & Co. International plc (“Morgan Stanley”) are acting as joint financial adviser and joint sponsor in connection with the Proposed Merger and related matters.

Evercore, which is authorised and regulated by the Financial Conduct Authority in the United Kingdom, is acting as financial adviser to Shire in connection with the Proposed Merger and/or the matters referred to in this announcement and no one else in connection with the matters referred to in this announcement and will not be responsible to anyone other than Shire for providing the protections afforded to clients of Evercore or for providing advice in relation to the contents of this announcement or any other matters referred to herein.

Morgan Stanley, which is authorised by the Prudential Regulation Authority and regulated by the Financial Conduct Authority and the Prudential Regulation Authority in the United Kingdom, is acting as financial adviser to Shire and no one else in connection with the matters referred to in this announcement. In connection with such matters, Morgan Stanley, its affiliates and its and their respective directors, officers, employees and agents will not regard any other person as their client, nor will they be responsible to any other person other than Shire for providing the protections afforded to their clients or for providing advice in connection with the contents of this announcement or any other matter referred to herein.

Additional information

This communication does not constitute an offer to buy or solicitation of any offer to sell securities or a solicitation of any vote or approval. It does not constitute a prospectus or prospectus equivalent document. This communication relates to the proposed business combination between Shire and Baxalta. The proposed combination is being submitted to Shire’s and Baxalta’s shareholders for their consideration and approval. In connection with the proposed combination, Shire and Baxalta have published or filed relevant materials with (i) the SEC, including a Shire registration statement on Form S-4 that includes a proxy statement of Baxalta and a prospectus of Shire, and (ii) the Financial Conduct Authority (FCA) in the UK, including a prospectus relating to Shire ordinary shares to be issued in connection with the proposed combination and a circular to the shareholders of Shire. Baxalta will mail the proxy statement/prospectus to its shareholders and Shire will mail the circular to its shareholders that have elected to receive information in hard copy. This communication is not a substitute for the registration statement, proxy statement/prospectus, UK prospectus, circular or other document(s) that Shire and/or Baxalta may file with the SEC or the FCA in connection with the proposed transaction. INVESTORS AND SECURITY HOLDERS OF SHIRE AND BAXALTA ARE URGED TO READ CAREFULLY THE REGISTRATION STATEMENT, PROXY STATEMENT/PROSPECTUS AND OTHER DOCUMENTS FILED WITH THE SEC AND THE UK PROSPECTUS AND CIRCULAR BECAUSE THEY CONTAIN IMPORTANT INFORMATION ABOUT SHIRE, BAXALTA AND THE PROPOSED TRANSACTION. Investors and security holders may obtain free copies of these documents (when they are available) and other related documents filed with the SEC at the SEC’s web site at http://www.sec.gov/ Investors may request copies of the documents filed with the SEC by Shire by directing a request to Shire’s Investor Relations department at Shire plc, Attention: Investor Relations, 300 Shire Way, Lexington, MA 02421 or to Shire’s Investor Relations department at +1 484 595 2220 in the U.S. and +44 1256 894157 in the UK or by email to investorrelations@shire.com.  Investors may request copies of the documents filed with the SEC by Baxalta by directing a request to Mary Kay Ladone at mary.kay.ladone@baxalta.com or (224) 948-3371.

Unless otherwise defined, all capitalised terms in this announcement have the same meaning as those contained in the Circular and the Prospectus.

Important Notice

The release, publication or distribution of this document in certain jurisdictions may be restricted by law. Persons who are not resident in the United Kingdom or who are subject to other jurisdictions should inform themselves of, and should observe, any applicable requirements. Any failure to comply with these requirements may constitute a violation of the securities laws of any such jurisdiction. To the fullest extent permitted by applicable law, the companies and persons involved in the Merger disclaim any responsibility or liability for the violation of such requirements by any person.

Unless otherwise determined by Shire, and permitted by applicable law and regulation, New Shire Shares will not be offered, directly or indirectly, in, into or from a jurisdiction where to do so would violate the laws in that jurisdiction. Accordingly, copies of this document and all documents relating to the Merger are not being, and must not be, directly or indirectly, mailed or otherwise forwarded, distributed or sent in, into or from a jurisdiction where to do so would violate the laws in that jurisdiction, and persons receiving this document and all documents relating to the Merger (including custodians, nominees and trustees) must not mail or otherwise distribute or send them in, into or from such jurisdictions where to do so would violate the laws in that jurisdiction.

The availability of the New Shire Shares to Baxalta Shareholders who are not resident in the United Kingdom may be affected by the laws of the relevant jurisdictions in which they are located. Persons who are not resident in the United Kingdom should inform themselves of, and observe, any applicable requirements.